UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2015

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to _______________

Commission file number 1-16681

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
700 Market Street
St. Louis, MO 63101

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
Laclede Gas Company Salary Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Laclede Gas Company Salary Deferral Savings Plan (the Plan) as of September 30, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
St. Louis, Missouri
March 28, 2016

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
Statements of Net Assets Available for Benefits

	September 30,
	2015	2014
CASH	$92,561	$116,463

INVESTMENTS:
At fair value	121,071,940	122,452,509
At contract value	3,246,595	3,429,112
Total Investments	124,318,535	125,881,621

NOTES RECEIVABLE FROM PARTICIPANTS	2,643,966	2,841,282

CONTRIBUTIONS RECEIVABLE:
Participant contributions	204,157	34,300
Employer contributions	126,511	21,350
Total Contributions Receivable	330,668	55,650

NET ASSETS AVAILABLE FOR BENEFITS	$127,385,730	$128,895,016

See accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended September 30,
	2015	2014
ADDITIONS:
CONTRIBUTIONS:
Participant	$4,932,008	$4,109,191
Rollover	143,588	181,353
Employer	3,097,400	2,598,477
	8,172,996	6,889,021
INVESTMENT INCOME:
Interest and dividends	2,012,127	1,243,875
Net appreciation in fair value of investments	2,085,031	8,694,390
	4,097,158	9,938,265

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICPANTS	119,494	105,762

NET TRANSFERS FROM OTHER PLANS	1,623,816	40,266,174

TOTAL ADDITIONS	14,013,464	57,199,222

DEDUCTIONS:
DISTRIBUTIONS TO PARTICIPANTS	15,469,171	21,346,183

ADMINISTRATIVE FEES	53,579	29,454

TOTAL DEDUCTIONS	15,522,750	21,375,637

(DECREASE) / INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,509,286)	35,823,585

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	128,895,016	93,071,431
END OF YEAR	$127,385,730	$128,895,016

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
Notes to Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Salary Deferral Savings Plan (“The Plan”) have been prepared on the accrual basis.
Recent Accounting Pronouncements – In July 2015, the FASB issued Accounting Standards Update 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminated the requirements that participant benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures under Subtopic 820-10; rather, these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 will require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provide a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month, which is not applicable to the Plan. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. Plan management reviewed ASU 2015-12 and decided to early adopt Part I and Part II of the standard as they believe it will simplify Plan accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-12.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP establishes a hierarchy of inputs used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common/collective trusts (“CCTs”) are valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also holds units of a common/collective trust that has investments in fully benefit-responsive investment contracts. CCTs with underlying investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the Plan’s CCT investments in fully benefit-responsive investment contracts at contract value at both September 30, 2015 and 2014.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of September 30, 2015 and 2014.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought, sold, or held during the year.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
The investment funds consist of various securities including mutual funds, common/collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the “Company”), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of The Laclede Group, Inc. stock.
Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of September 30, 2015 and 2014.
Presentation/ Reclassifications – Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation. These reclassifications had no effect on Net Assets Available for Benefits.

2.	INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the years ended September 30, 2015 and 2014 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.
General – The Plan is a defined contribution plan which covers participants of the Company who are not members of a collectively-bargained unit, provided they meet the prescribed eligibility requirements. Assets of the plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – To be eligible to participate in the Plan, a participant must complete 90 days of service and attain the age of 21. Participants who are members of collective bargaining units are not eligible to participate in the Plan.
Contributions – The Plan provides for voluntary participant contributions subject to certain Internal Revenue Code (“IRC”) limitations, up to 75% of the participant's compensation. Participants who attain age 50 by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Participant contributions are matched 100% up to 5% of compensation. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Participants can make Roth 401(k) contributions to the Plan. Newly hired participants are auto-enrolled in the Plan at a deferral rate of 5%, along with the 5% matching employer contribution, effective on the first pay period after they become eligible, unless they decline to defer or choose an alternative deferral amount in advance.
Retirement Power Contributions for Missouri Gas Energy (MGE) Participants – As specified by the Plan, Retirement Power Contributions are to be made each pay period for MGE participants equal to MGE participant's compensation for such pay period multiplied by a percentage ranging from 3.5% to 8.5%, dependent on the MGE participant's age and years of service as of December 31, 1998. Such contributions vest 100% immediately. The Retirement Power Contributions to be made on behalf of MGE participants shall be made for paid dates beginning January 1, 2014. No Retirement Power Contributions shall be made to the Plan on behalf of other Plan Participants.
Vesting – Participant and Company matching contributions are immediately 100% vested.
Investment Options – Contributions to the Plan are invested in one or more investment funds at the option of the participant. A minimum of 1% of the participant’s contribution must be directed into each fund selected.
Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (“ESOP”) constitutes a portion of the Plan, not a separate plan. Participant allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash are reinvested under the terms of the Plan.
Participant Accounts – In addition to the participant and Company matching contributions, each participant’s account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the last twelve months, if any. Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Participant loans are valued at the outstanding loan balance, plus accrued interest. Delinquent participant loans are reclassified as distributions upon the terms of the Plan document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 8.75% at September 30, 2015.
Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions are normally made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active participants who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant’s elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Participants making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.
Transfers – The accounts for those participants in the Plan who remain employees of the Company, but who become covered by a collective bargaining agreement, are transferred to the applicable Company defined contribution plan. Similarly, participant accounts in other Company plans for those participants covered by a collective bargaining agreement, who remain employees of the Company but are no longer covered by such an agreement, are transferred to this Plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits.

3.	INVESTMENTS
The Plan’s investments appreciated by $2,085,031 and $8,694,390 for the years ended September 30, 2015 and 2014, respectively.
The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by fully benefit-responsive investment contracts. The fully benefit-responsive investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The fully benefit-responsive investment contracts are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are fully benefit-responsive in that they allow for participant withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $3,246,595 and $3,429,112 as of September 30, 2015 and 2014, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable.
Recurring Measurements – The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2015 and 2014.
Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments are classified in Level 2 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
September 30, 2015	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$45,399,008	$45,399,008	$—	$—
Common/collective trusts	51,637,231	—	51,637,231	—
Common stock – The Laclede Group, Inc.	24,035,701	24,035,701	—	—
Total assets in the fair value hierarchy	121,071,940	69,434,709	51,637,231	—

September 30, 2014
Mutual funds	$49,644,239	$49,644,239	$—	$—
Common/collective trusts	52,416,935	—	52,416,935	—
Common stock – The Laclede Group, Inc.	20,391,335	20,391,335	—	—
Total assets in the fair value hierarchy	122,452,509	70,035,574	52,416,935	—

4.	TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated July 29, 2015 that the Plan and related trust are designed in accordance with the applicable sections of the IRC and therefore not subject to tax. However, the letter was issued contingent upon adopting certain proposed amendments. These amendments were not timely adopted, and a Voluntary Correction Program filing with the Internal Revenue Service is in progress. Any related penalties or fines will be paid for by the Company and there will be no financial impact to the Plan.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	RELATED-PARTY TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualify as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan incurs expenses related to general administration and recordkeeping. The Company pays a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid $53,349 of recordkeeping fees to the trustees in 2015. At September 30, 2015 and 2014, the Plan held 440,799.402 and 439,468.430 shares, respectively, of common stock of The Laclede Group, Inc., the Company's parent, with a market basis of $24,035,701 and $20,391,335, respectively. During the years ended September 30, 2015 and 2014, the Plan received dividend income of $653,291 and $639,817, respectively, from The Laclede Group, Inc.

7.	RECONCILIATION TO FORM 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements to amounts reported on Form 5500 as of September 30, 2015 and 2014:

	September 30,
	2015	2014
Net Assets Available for Benefits, per Financial Statements	$127,385,730	$128,895,016
Participant loans deemed distributed	(142,531)	(122,378)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		41,149
Net Assets Available for Benefits per Form 5500	$127,243,199	$128,813,787
The following is a reconciliation of Changes in Net Assets Available for Benefits per the financial statements to amounts reported on Form 5500 as of September 30, 2015 and 2014:

	September 30,
	2015	2014
(Decrease) increase in Net Assets Available for Benefits	$(1,509,286)	$35,823,585
Less: Net Transfers From Other Plans	(1,623,816)	(40,266,174)
Sub-Total	(3,133,102)	(4,442,589)
Less: Participant loans deemed distributed	(45,455)	(122,378)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts - Prior Year	(41,149)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts - Prior Year		41,149
Net (Loss) Income per Form 5500	$(3,219,706)	$(4,523,818)

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
EIN – 43-0368139 PN009
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
September 30, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	The Laclede Group, Inc. ESOP	Company stock fund (440,779.402 shares)	$24,035,701
	BlackRock Equity Index Fund T	Common/collective trust (379,871.235 units)	27,526,761
	BlackRock MSCI ACWI ex-US IMI Index Fund T	Common/collective trust (54,839.289 units)	455,786
	BlackRock Russell 1000® Value Fund T	Common/collective trust (63,596.750 units)	1,531,785
	BlackRock Russell 2000® Index Fund T	Common/collective trust (319,139.747 units)	9,262,744
	BlackRock Short-Term Investment Fund W	Common/collective trust (5,303,224.700 units)	5,303,224
	BlackRock U.S. Debt Index Fund W	Common/collective trust (369,305.372 units)	7,556,931
	Wells Fargo Stable Return Fund Class C	Common/collective trust (63,808.859 units)	3,246,595
	American Funds EuroPacific Growth Fund® Class R-5	Mutual fund (48,855.572 shares)	2,220,486
	Delaware Small Cap Value Fund Institutional Class	Mutual fund (17,281.567 shares)	874,793
	JP Morgan Small Cap Growth Fund Class A	Mutual fund (189,035.140 shares)	2,317,571
	T. Rowe Price Blue Chip Growth Fund	Mutual fund (83,929.970 shares)	5,712,274
	Vanguard Institutional Target Retirement 2010 Fund	Mutual fund (11,457.837 shares)	222,282
	Vanguard Institutional Target Retirement 2015 Fund	Mutual fund (135,425.084 shares)	2,581,202
	Vanguard Institutional Target Retirement 2020 Fund	Mutual fund (607,383.846 shares)	11,443,111
	Vanguard Institutional Target Retirement 2025 Fund	Mutual fund (382,711.566 shares)	7,137,571
	Vanguard Institutional Target Retirement 2030 Fund	Mutual fund (243,720.815 shares)	4,496,649
	Vanguard Institutional Target Retirement 2035 Fund	Mutual fund (135,514.522 shares)	2,421,040
	Vanguard Institutional Target Retirement 2040 Fund	Mutual fund (143,072.002 shares)	2,586,742
	Vanguard Institutional Target Retirement 2045 Fund	Mutual fund (79,060.487 shares)	1,428,623
	Vanguard Institutional Target Retirement 2050 Fund	Mutual fund (43,807.076 shares)	791,594
	Vanguard Institutional Target Retirement 2055 Fund	Mutual fund (9,179.390 shares)	165,963
	Vanguard Institutional Target Retirement 2060 Fund	Mutual fund (3,767.776 shares)	68,084
	Vanguard Institutional Target Retirement Income Fund	Mutual fund (47,842.913 shares)	931,023
			124,318,535
*	Notes receivable from participants	Loans due at various dates through 2027, with interest rates ranging from 4.25% to 8.75%	2,643,966
			$126,962,501
	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Laclede Gas Company
Salary Deferral Savings Plan

Date:	March 28, 2016	By:	/s/ Gerard J. Gorla
Gerard J. Gorla
VP, Mergers & Acquisitions Integration, Strategy Execution & Continuous Improvement

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm